CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO RULE 83, 17 C.F.R. § 200.83

BY CAREDX, INC.

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT HAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

June 26, 2014

Via EDGAR and Hand Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Tiffany Posil

Re:	CareDx, Inc.
Registration Statement on Form S-1
File No. 333-196494

Ladies and Gentlemen:

On behalf of CareDx, Inc. (the “Company”), we submit this letter (the “Letter”) to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company originally filed the above referenced Registration Statement on Form S-1 (the “Registration Statement”) with the Commission on June 3, 2014 and the Company filed Amendment No.1 to the Registration Statement on June 25, 2014 (“Amendment 1”). The purpose of the Letter is to provide supplemental information to the Staff with respect to the accounting treatment for stock-based compensation for its consideration during the review cycle so that the Company may be in a position to print a preliminary prospectus as promptly as practicable after filing an Amendment to the Registration Statement (the “Amendment”).

The Company’s discussion of stock-based compensation is primarily contained within the section of the Registration Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Significant Judgments and Estimates – Stock-Based Compensation” (the “Section”).

The Company supplementally advises the Staff that while not reflected in Amendment 1, based on discussions with the Company’s Board of Directors and reflecting input from the lead underwriters for

Securities and Exchange Commission June 26, 2014 Page 2	CONFIDENTIAL TREATMENT REQUESTED BY CAREDX, INC.

its initial public offering, the Company currently anticipates a price range of [***] to [***] per share for the Company’s common stock (the “Preliminary IPO Price Range”), with a midpoint of the anticipated range of [***] per share (the “Preliminary Assumed IPO Price”). The Preliminary IPO Price Range and Preliminary Assumed IPO Price reflect a reverse stock split of 1 share for each [***] for both the Company’s common and preferred shares, that the Company anticipates effecting prior to the Company’s initial public offering. The Amendment will be filed prior to any distribution of the preliminary prospectus in connection with the Company’s Road Show.

HISTORICAL FAIR VALUE DETERMNATION AND METHODOLOGY

As previously disclosed, the Company has historically determined the estimated fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”). In addition, the Company’s Board of Directors also considered numerous objective and subjective factors, along with input from management and third party valuations, to determine the estimated fair value of the Company’s common stock, as disclosed in Amendment 1.

As described in more detail in the Section, the Company has used a combination of the market multiple approach, including cash flow, comparable public company and comparable acquisitions analyses and the initial public offering value approach to estimate the enterprise value of the Company. The estimated fair value per share of the Company’s common stock was determined by allocating the enterprise value using the option pricing method (“OPM”) at earlier valuation dates, and the probability weighted expected return method (“PWERM”) beginning with the December 31, 2013 valuation date. OPM and PWERM are each accepted valuation methods under the AICPA Practice Guide. OPM is appropriate to use when the range of possible future outcomes is so difficult to predict that forecasts would be highly speculative. As described in the Section, the Company switched to PWERM as more certainty developed regarding possible exit outcomes, including the possibility of an initial public offering.

HISTORICAL GRANTS AND VALUATIONS

All stock information below reflects the reverse stock split anticipated to occur prior to the Initial Public Offering of 1 share for each [***] shares.

In 2012, the Company granted options to purchase [***] shares of common stock, all with an exercise price of [***] per share. In 2013, the Company granted an immaterial number of options to purchase only [***] shares, with a weighted average exercise price of [***] per share. In 2014, through the date of this letter, the Company has granted options to purchase [***] shares with an exercise price of [***] per share.

Detailed information regarding the Company’s stock option grants, along with the estimated fair value per share of the underlying common stock, for stock options granted from 2012 to the current date is summarized below:

Securities and Exchange Commission June 26, 2014 Page 3	CONFIDENTIAL TREATMENT REQUESTED BY CAREDX, INC.

Grant Date	Number of Shares Granted	Exercise Price Per Share	Estimated Fair Value Per Share of Common Stock

October 17, 2012	[***]	[***]	[***]

November 14, 2012	[***]	[***]	[***]

December 12, 2012	[***]	[***]	[***]

January 23, 2013	[***]	[***]	[***]

May 16, 2013	[***]	[***]	[***]

July 17, 2013	[***]	[***]	[***]

September 24, 2013	[***]	[***]	[***]

December 3, 2013	[***]	[***]	[***]

March 31, 2014	[***]	[***]	[***]

April 8, 2014	[***]	[***]	[***]

May 1, 2014	[***]	[***]	[***]

Valuations performed by an independent third party valuation firm suggested common stock fair values per share that were equal to the estimated fair values determined by management and the Board of directors, as summarized above. These included a valuation report delivered on January 27, 2012 with an estimated fair value per common share as of December 31, 2011 of [***], a valuation report delivered on July 5, 2013 with an estimated fair value per common share as of December 31, 2012 of [***], a valuation report delivered on March 20, 2014 with an estimated fair value per common share as of December 31, 2013 of [***], and a valuation report delivered on March 31, 2014 with an estimated fair value per common share as of March 26, 2014 of [***].

2013 ESTIMATED FAIR VALUE

The Company’s periodic determination of the estimated fair value of its common stock in 2013 was based on several factors, including the following:

•	its financial condition and results of operations;

Securities and Exchange Commission June 26, 2014 Page 4	CONFIDENTIAL TREATMENT REQUESTED BY CAREDX, INC.

•	its negative cash flows and need for additional financing;

•	offers received from unrelated third parties regarding a potential acquisition of the Company;

•	the rights and preferences, including liquidation preferences of the Company’s preferred stock, which totaled [***] million as of December 31, 2013;

•	the valuations performed by an independent third party valuation firm;

•	the Company’s estimates of the relative probability of a sale or initial public offering of the Company; and

•	the illiquid nature of the Company’s common stock.

During the second and third quarters of 2013, the Company entered into negotiations regarding an acquisition offer received from a private company. The initial non-binding offer the Company received in May 2013 was for a purchase price of [***] on a cash-free, debt-free basis, which translated into a net purchase price of approximately [***]. A sale of the Company at this valuation would have resulted in no return to the common stock due to the liquidation preferences of the preferred stock which totaled [***]. Following negotiations, the last offer received from the private company in June 2013 was for approximately [***] (or [***] on a cash-free, debt-free basis), comprised of cash, stock and an earn-out. These negotiations ceased in September 2013 when the Company and its potential acquirer terminated discussions. These factors, and an updated specialist valuation report related to the common stock received in July 2013, supported the reducing the Company’s estimated fair value of its common stock to [***] per share in September 2013.

In late December 2013, it was becoming clearer that the potential valuation of the Company was improving primarily due to the Company’s improved business performance and sustained appreciation in the capital markets. In particular, the following factors contributed to the Company’s business improvement in late December 2013:

•	visibility into the Company’s results of operations for the fourth quarter of 2013;

•	reductions in personnel in the fourth quarter of 2013, which reduced costs and improved efficiencies;

•	achievement of positive earnings before interest, taxes, depreciation and amortization, or EBITDA, for the fourth quarter of 2013;

•	increasing valuations and successful initial public offerings among the Company’s peer group of companies.

While some of these positive factors were noted earlier in 2013, it was not clear prior to late December 2013 that a possible exit outcome for the Company could include an initial public offering. In

Securities and Exchange Commission June 26, 2014 Page 5	CONFIDENTIAL TREATMENT REQUESTED BY CAREDX, INC.

late December 2013, the Company began speaking with investment banks regarding the Company’s business plan and product pipeline. In early January 2014, the Company attended a large life-science investor conference where it met with various investors and banks. At these meetings, the Company was informed by various investment banks that its performance improvement and vision towards building its product pipeline would be appealing to investors and banks and that an initial public offering was possible. [***]

2014 ESTIMATED FAIR VALUE

On March 31, 2014, the Board of Directors of the Company determined the estimated fair value of its common stock to be [***] per share as of March 26, 2014, which was based in part on a third party valuation conducted using the PWERM. The increase in estimated fair value from December 31, 2013 to March 31, 2014 was primarily due to the increased probability weighting given to the likelihood of completing an initial public offering. This probability was increased from 55% in December 2013 to 75% in March 2014. The valuation was performed with knowledge of the filing of a registration statement on Form S-1 with the Commission, which was confidentially submitted under the JOBS Act in March 2014. The Company determined this estimated fair value per share as of March 26, 2014 assuming four (4) potential future events:

(i)	completing an initial public offering in the middle of 2014;

(ii)	a strategic merger or sale of the Company to be completed by the end of 2014;

(iii)	remaining a private company for a later merger/acquisition estimated to be completed by the end of 2015; and

(iv)	a dissolution or other liquidity event of the Company with no value being ascribed or available to be distributed to the common stockholders.

For each of these potential future liquidity events, the Company estimated a common stock equity value (discounted for lack of marketability, which varies due to time to liquidity, as well as volatilities for the various scenarios), discounted to present value and a probability weighting of the applicable liquidity event. The Company assigned the following weighting to the four scenarios: 75% for an initial public offering, 10% for a sale of the company in 2014; 10% to a sale of the Company in 2015 and 5% for a dissolution. The resulting estimated fair value of the common stock at March 26, 2014 was [***] per share.

The Company believes that the potential liquidity events used in its PWERM analysis and the probability weighting of each event was reasonable at the time in light of the Company’s financial position, external market conditions affecting the medical diagnostics industry, and the relative likelihood of achieving a liquidity event such as an initial public offering or sale of the Company in light of prevailing market conditions. In this regard the Company attempted to market itself throughout much of 2012 and 2013 and, prior to late December 2013, did not believe an initial public offering to be a viable option. The Company believed that a merger or sale would not yield a valuation that would generate value for the common shareholders. Given these facts the Company determined that 55% was an appropriate probability weighting for the 2014 IPO scenario as of December 31, 2013, compared to

Securities and Exchange Commission June 26, 2014 Page 6	CONFIDENTIAL TREATMENT REQUESTED BY CAREDX, INC.

March 31, 2014 at which time a 75% probability weighting was assigned to the 2014 IPO scenario. The increase in probability to 75% was the largest factor in the increase in the March 2014 per share estimated fair value as compared to the December 2013 estimated fair value per share. The increase in probability is supported by the initial S-1 submission completed on March 31, 2014.

To determine the equity value for the 2014 IPO, the Company derived a range of equity values from an analysis of the valuations of diagnostics companies with commercial sales which had recently completed an IPO, such as [***] and [***]. A discount factor for lack of marketability of 11% was applied to the equity values of these companies.

To determine the equity value for a 2014 merger or sale, the Company estimated the equity value using the comparable acquisitions approach. The comparable acquisitions approach estimates the value of the business by applying a range of multiples to projected revenue. Multiples were selected based on an analysis of comparable acquisitions, which involved analyzing sales of company interests in the M&A market. Transactions within the Company’s industry during the previous three years were selected and last twelve month enterprise value to sales multiples for each of the comparable transactions were reviewed. A range based on the mean [***] and median [***] revenue multiples of the comparable transactions was utilized. Estimated deal costs were subtracted, as were debt and preferred stock liquidation values, while projected ending cash was added. The estimated net proceeds were then discounted to present value at 19%, the estimated cost of equity, assuming a transaction by December 31, 2014 and lack of marketability. A per share value for the common stock was then calculated by dividing the equity value by the number of common shares outstanding. These calculations yielded an estimated 2014 merger or sale scenario value to the common stock of [***], largely due to preferred stock liquidation preferences.

To determine the equity value for the 2015 merger or sale, the Company calculated the equity value determined by the market multiple approach described above using December 31, 2015 as the time to liquidity. Revenue for 2015 excluded any new products that the Company hopes to develop with proceeds from its IPO, as the Company felt that if it were to remain private longer, it was questionable if the funds would be available on suitable terms to progress its product development pipeline. These calculations reflected increased revenues from the Company’s existing product and the ongoing repayment of existing debt, and yielded an estimated 2015 merger or sale scenario value of common stock of [***].

For the dissolution scenario, the Company assumed that there was no value to the common stockholders as the Company’s fair value was less than the cumulative preferred stock liquidation preference.

PRELIMINARY ASSUMED IPO PRICE

As noted above, the Preliminary IPO Price range is [***] to [***] per share, with a Preliminary Assumed IPO Price of [***] per share, reflecting a reverse split anticipated to be effected prior to the Company’s initial public offering of 1 share for each [***] shares of both its common and preferred shares outstanding.

Securities and Exchange Commission June 26, 2014 Page 7	CONFIDENTIAL TREATMENT REQUESTED BY CAREDX, INC.

The following table summarizes the Company’s anticipated pre-offering equity values, based on the low-end, mid-point and high-end of the Preliminary IPO Price Range and the conversion of all convertible debt and convertible preferred shares into common shares (in millions, except per share data):

	Low	Mid	High
Pre-offering equity value	[***]	[***]	[***]

Pre-offering equity value per common share	[***]	[***]	[***]

COMPARISON OF PRELIMINARY ASSUMED IPO PRICE AND ESTIMATED FAIR VALUE PER SHARE

A primary factor that accounts for the higher Preliminary Assumed IPO Price when compared to the estimated fair value per common share of [***] is that the Preliminary Assumed IPO Price necessarily assumes only a single successful liquidity event, the 2014 IPO. The PWERM, on the other hand, utilizes a probability-weighted approach (as outlined above), and the resulting estimated fair value per common share reflects the potential for alternative liquidity events, which inherently decreases the estimated fair value per common share due to the weighting of other possible equity values (discounted for time value). The PWERM also involves the application of a discount for lack of marketability, while the Preliminary Assumed IPO Price does not include a discount for lack of marketability, as an active trading market for the common stock will exist following the IPO. As a result, the Preliminary Assumed IPO Price was neither reduced by the expected future business values (discounted to present value) from other potential future liquidity events, nor discounted for a lack of marketability. Market conditions in 2014 have shown that initial public offerings are still possible, however, the market for such offerings remains volatile.

CONCLUSION

The Company has historically determined the estimated fair value per share of its common stock consistent with the guidance set forth in the AICPA Practice Guide, including use of the OPM and later, the PWERM, which are both accepted valuation methods under the AICPA Practice Guide. The Company believes that the probability weighting of each potential liquidity event used in its PWERM analysis as of March 31, 2014 and December 31, 2013 were reasonable at the time, in light of the Company’s financial position, external market conditions affecting the molecular diagnostic industry, the volatility in the capital markets, especially with respect to initial public offerings, and the relative likelihood of achieving a liquidity event such as an initial public offering or sale of the Company in light of prevailing market conditions. As a result, the Company believes that the estimated fair values per share used as a basis in periodically determining stock-based compensation in connection with its stock option grants has been reasonable and appropriate.

Securities and Exchange Commission June 26, 2014 Page 8	CONFIDENTIAL TREATMENT REQUESTED BY CAREDX, INC.

Please contact me at (650) 320-4557 or akharal@wsgr.com if you have any questions regarding the foregoing. Thank you for your assistance.

Yours truly,

/s/ Asaf Kharal

Enclosures

cc:	Ken Ludlum, Chief Financial Officer, CareDx, Inc.